Exhibit e

AUTOMATIC REINVESTMENT AND CASH PURCHASE PLAN (Unaudited)

DNP Select Income Fund Inc. (the “Fund”) maintains a Distribution Reinvestment and Cash Purchase Plan (the “plan”). Under the plan, shareholders may elect to have all distributions paid on their common stock automatically reinvested by Computershare Inc. (the “Agent”) as plan agent for shareholders, in additional shares of common stock of the Fund. Only registered shareholders may participate in the plan. The plan permits a nominee, other than a depository, to participate on behalf of those beneficial owners for whom it is holding shares who elect to participate. However, some nominees may not permit a beneficial owner to participate without transferring the shares into the owner’s name. Shareholders who do not elect to participate in the plan will receive all distributions in cash paid by check mailed directly to the shareholder (or, if the shareholder’s shares are held in street or other nominee name, then to such shareholder’s nominee) by the Agent as dividend disbursing agent. Registered shareholders may also elect to have cash dividends deposited directly into their bank accounts.

When a distribution is reinvested under the plan, the number of shares of common stock equivalent to the cash dividend or distribution is determined as follows:

(i). If the current market price of the shares equals or exceeds their net asset value, the Fund will issue new shares to the plan at the greater of current net asset value or 95% of the then current market price, without any per share fees (or equivalent purchase costs).

(ii). If the current market price of the shares is less than their net asset value, the Agent will receive the distributions in cash and will purchase the reinvestment shares in the open market or in private purchases for the participants’ accounts. Each participant will pay a per share fee, (or equivalent purchase costs) incurred in connection with such purchases. Purchases are made through a broker selected by the Agent that may be an affiliate of the Agent. Shares are allocated to the accounts of the respective participants at the average price per share, plus per share fees paid by the Agent for all shares purchased by it in reinvestment of the distribution(s) paid on a particular day and in concurrent purchases of shares for voluntary additional share investment.

The time of valuation is the close of trading on the New York Stock Exchange on the most recent day preceding the date of payment of the distribution on which that exchange is open for trading. As of that time, the Fund’s administrator compares the net asset value per share as of the time of the close of trading on the New York Stock Exchange, and determines which of the alternative procedures described above are to be followed.

The reinvestment shares are credited to the participant’s plan account in the Fund’s stock records maintained by the Agent, including a fractional share to six decimal places. The Agent sends to each participant a written statement of all transactions in the participant’s share account, including information that the participant will need for income tax records. Shares held in the participant’s plan account have full distribution and voting rights. Distributions paid on shares held in the participant’s plan account will also be reinvested.

The cost of administering the plan is borne by the Fund. There is no brokerage commission on shares issued directly by the Fund. However, participants do pay a per share fee incurred in connection with purchases by the Agent for reinvestment of distributions and voluntary cash payments.

The automatic reinvestment of distributions does not relieve participants of any income taxes that may be payable (or required to be withheld) on distributions.

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Exhibit e

Plan participants may purchase additional shares of common stock through the plan by delivering to the Agent a check (or authorizing an electronic fund transfer) for at least $100, but not more than $5,000, in any month. The Agent will use such funds to purchase shares in the open market or in private transactions.

The purchase price of such shares may be more than or less than net asset value per share. The Fund will not issue new shares or supply treasury shares for such voluntary additional share investment. Purchases will be made commencing with the time of the first distribution payment after receipt of the funds for additional purchases, and may be aggregated with purchases of shares for reinvestment of the distribution. Shares will be allocated to the accounts of participants purchasing additional shares at the weighted average price per share, plus a service charge imposed by the Agent and a per share fee paid by the Agent for all shares purchased by it, including for reinvestment of distributions. Funds sent to the Agent for voluntary additional share investment may be recalled by the participant by telephone, internet or written notice received by the Agent not later than three business days before the next distribution payment date. If for any reason a regular monthly distribution is not paid by the Fund, funds for voluntary additional share investment will be returned to the participant, unless the participant specifically directs that they continue to be held by the Agent for subsequent investment. Participants will not receive interest on voluntary additional funds held by the Agent pending investment.

A shareholder may leave the plan at any time by telephone, Internet or written notice to the Agent. If your letter of termination is received by the Agent after the record date for a distribution, it may not be effective until the next distribution. Upon discontinuing your participation, you will have two choices (i) if you so request by telephone, through the Internet or in writing, the Agent will sell your shares and send you a check for the net proceeds after deducting the Agent’s sales fees (currently $5.00) and any per share fee (currently $0.04) or (ii) if you so request by telephone, through the Internet or in writing, you will receive from the Agent a certificate for the number of whole non-certificated shares in your share account, and a check in payment of the value of a fractional share, less applicable fees. If and when it should be determined that the only balance remaining in your plan account is a fraction of a single share, your participation may be deemed to have terminated, and the Agent will mail you a check for the value of your fractional share less applicable fees, determined as in the case of other terminations.

The Fund may change, suspend or terminate the plan at any time, and will promptly mail a notice of such action to the participants at their last address of record with the Agent.

For more information regarding, and an authorization form for, the plan, please contact the Agent at 1-877-381-2537 or on the Agent’s website, www.computershare.com/investor.

Information on the plan is also available on the Fund’s website at www.dpimc.com/dnp.

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